Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of our capital stock as of the date of this registration statement. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to DH Enchantment, Inc.’s Articles of Incorporation and Bylaws, and to the provisions of applicable Nevada law.

On June 29, 2021, our Board of Directors authorized and approved the amendment and restatement of DH Enchantment, Inc.’s Articles of Incorporation to: (i) change our name to DH Enchantment Inc.; and (ii) amend the powers, rights and designation of the Series A Convertible Preferred Stock as more fully set forth below; and (iii) effectuate a 5:1 reverse split, all of which are subject to final authorization by FINRA. Our Board of Directors also approved the designation of 10,000,000 shares of Series B Convertible Preferred Stock which took effect immediately.

Common Stock

DH Enchantment, Inc. is authorized to issue up to 890,000,000 shares of common stock, par value $0.001. Each share of common stock entitles the holder to one (1) vote on each matter submitted to a vote of our shareholders, including the election of Directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

DH Enchantment, Inc. is authorized to issue up to 50,000,000 shares of preferred stock, par value $0.001, issuable in one or more series as may be determined by the Board. Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors in its sole discretion.

Our Board of Directors is authorized to determine or alter any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares comprising any such series subsequent to the issue of shares of that series, to set the designation of any series, and to provide for rights and terms of redemption, conversion, dividends, voting rights, and liquidation preferences of the shares of any such series.

Series A Convertible Preferred Stock

The Board has designated a class of Preferred Stock as the “Series A Convertible Preferred Stock,” par value $0.002, with 5,000,000 authorized shares. Currently, holders of Series A Convertible Preferred Stock are: (i) entitled to receive dividends or other distributions as may be declared by the Board of Directors; (ii) entitled to vote on all matters submitted to a vote of the shareholders together with the Common Stock holders on an as converted basis; (iii) entitled to convert each one (1) share of Series A Convertible Preferred Stock into two thousand (2,000) shares of Common Stock.

On June 29, 2021, the Board of Directors of the Company authorized and approved the amendment and restatement of DH Enchantment, Inc.’s Articles of Incorporation to amend the powers, rights and designation of the Series A Convertible Preferred Stock, among other things. After the amendment, holders of the Series A Convertible Preferred Stock will not be: (i) entitled to receive dividends or other distributions; (ii) vote on matters submitted to a vote of the stockholders; and (iii) able to convert the Series A Convertible Preferred Stock into common stock or any other securities of the corporation.

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Series B Convertible Preferred Stock

Effective June 29, 2021, the Board designated a class of Preferred Stock as the “Series B Convertible Preferred Stock,” par value $0.001, with 10,000,000 authorized shares. Each one share of Series B Convertible Preferred Stock converts into 10 shares of common stock of the Corporation at the election of the holder, subject to equitable adjustments. No fractional shares of common stock are issuable upon conversion of the Series B Convertible Preferred Stock, and fractional shares shall be rounded up to the nearest whole common stock.

Voting. Holders of Series B Convertible Preferred Stock vote on an “as converted” basis on matters submitted to holders of the common stock, or any class thereof, and shall vote together with common stock holders as a class.

Dividends. Holders of Series B Convertible Preferred Stock shall fully participate, on an as-converted basis, in any dividends declared and paid or distributions on Common Stock as if the Series B Preferred Stock were converted into shares of Common Stock as of the record date for such dividend or distribution. In addition, holders of Series B Convertible Preferred Stock are entitled to receive dividends, when and as declare by the Board, on each outstanding share of Series B Convertible Preferred Stock.

Liquidation. Holders of Series B Convertible Preferred Stock are entitled to receive, out of assets of the corporation available for distribution to shareholders of the Corporation or their assignees, and subject to the rights of any outstanding shares of senior stock and before any amount shall be distributed to the holders of junior stock, a liquidating distribution (the “Liquidation Distribution”) in an amount equal to the amount such Series B Holder would have been entitled to receive had such holder converted its shares of Series B Convertible Preferred Stock into shares of Common Stock at the conversion ratio effective immediately prior to such Liquidation. If, upon any Liquidation, the amount payable with respect to the Liquidation Distribution is not paid in full, the Series B Holders and any parity stock shall share equally and ratably in any distribution of the Corporation’s assets in proportion to the respective liquidation distributions to which they are entitled.

Amendment. The corporation may not amend the Certificate of Designations for the Series B Convertible Preferred Stock without the prior written consent of the holders of the Series B Convertible Preferred Stock holding a majority of the Series B Convertible Preferred Stock then issued and outstanding, in which vote each share of Series B Convertible Preferred Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders of Series B Convertible Preferred Stock.

Options

We have no options to purchase shares of our common stock or any other of our securities outstanding as of the date of this Prospectus.

Warrants

We have no warrants to purchase shares of our common stock or any other of our securities outstanding as of the date of this Prospectus.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent and Registrar

Our transfer agent is Pacific Stock Transfer Company, Inc. located at 6725 Via Austi Pikeway, Suite 300, Las Vegas, Nevada 89119, telephone number is 702-361-3033.

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Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless:

•	the transaction was approved by the board of directors prior to the person becoming an interested stockholder or is later approved by a majority of the voting power held by disinterested stockholders, or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Because we have less than 200 shareholders of record, these “business combination” provisions do not currently apply to us. Our Articles of Incorporation state that we have elected not to be governed by the “business combination” provisions.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right.

These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the disinterested stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. Our Articles of Incorporation state that we have elected not to be governed by the “control share” provisions.

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